VIA EDGAR

April 17, 2008

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	General Environmental Management, Inc.
File No. 333-148100

Dear Ladies and Gentlemen:

At the request of General Environmental Management, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated March 10, 2008 from Pamela A. Long of the Commission to Timothy J. Koziol, Chief Executive Officer of the Company, relating to Amendment # 1 to the registration statement on Form S-1 of the Company filed with the Commission on February 20, 2008 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

In compliance with release number 33-8876 the Registration Statement is filed on form S-1A.  Further, in accordance with the SEC’s guidance dated January 25, 2008 the Company elects to keep form SB-2 disclosure format.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.           We note that you have reduced the size of this offering pursuant to prior comment 1.  However, we remain concerned with the offering’s overall size relative to the number of shares outstanding that are held by non-affiliates. In addition, Laurus and its affiliates are collectively offering in excess of 10% of the company’s unaffiliated shares. You may further reduce the amount of shares being registered for resale in response to this comment, or as noted in prior comment 1

▪
File a11 registration statement for the "resale" offering at the time of each conversion and warrant exercise because GEM is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

▪	Identify the selling securityholders as underwriters in the registration statement.

▪	Include the price at which the underwriters will sell the securities

Response

Please note that GEM has reduced the number of shares that are sought to be registered by the Registration Statement from 4,252,365 to 3,119,174.  Also please note that the number of shares sought to be registered on behalf of Laurus and its affiliates has been reduced from 1,111,962 to 776,342, which is below 10% of GEM’s unaffiliated shares.

Based upon the recent guidance from David Lynn, Chief Counsel of the Division of Corporate Finance, that the Staff’s position regarding the number of shares of common stock underlying convertible securities that may be registered will be capped at 33% of the “float”, and our explanation contained in our response to your comment #1 in our Response Letter dated February 19,2008, we believe that the number of shares sought to be registered by GEM in the Registration Statement is in compliance with Rule 415(a)(1)(x).

2.           We note that GEM in response to prior comment 2 intends to provide by amendment updated financial statements as required by Item 310 of Regulation S-B.  As requested in prior comment 26, include an updated consent of GEM’s independent public accountant as an exhibit to the registration statement.

Response

The Registration Statement has been updated to include the December 31, 2007 audited financial statements of GEM and an updated consent of GEM’s independent public accountant has been provided as an exhibit to the registration statement.

3.    Revise disclosures throughout the registration statement to reflect the updated financial statements. For example, refer to the risk factors and management’s discussion and analysis of financial condition and results of operations sections.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Market for common Equity and Related Stockholder Matters, page 14

4.           Update the table to include data for the quarter ended December 31, 2007

Response

The table has been updated through March 31, 2008.

Legal Proceedings, page 32

5.           Revised disclosure states that Romic environmental Services, Inc. alleges damages of $15 million.  If GEM and four of its senior executives do not prevail in the lawsuit, clarify whether and adverse outcome would have a material adverse effect on GEM’s business or financial condition.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Legal Proceedings, page 32

6.           Revised disclosure in response to prior comment 8 states that Mr. James Stapleton is “independent” as that term is used in the rules of the Nasdaq stock market.  Since the Nasdaq stock market has three listings tiers, clarify which tier’s definition GEM used.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Executive Compensation

7.           Refer to prior comment 9.  GEM appears to be using the old compensation tables and old executive compensation and related transactions disclosures.  As indicated previously, registration statements, including pre-effective and post-effective amendments filed on or after December 31, 2006, are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 that comply with amendments to the disclosure requirements adopted by the Commission on November 7, 2006.  See Items 402 and 404 of Regulation S-B and Release No 33-8732-A and revise the disclosures and include the new tables.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

8.           Provide also the executive compensation disclosures required by Item 402 of Regulation S-B for the fiscal year ended December 31, 2007. See telephone interpretation 8B. in section J of our July 1997 “Manual of Publicly Available Telephone Interpretations” that is available on the commission’s website at http://www.sec.gov.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Selling Stockholders, page 40

9.           Refer to prior comments 13 and 14.  Revised disclosure in footnote (1) indicates that the column number of shares owned before the offering includes all shares owned and shares underlying convertible notes that are convertible within 60 days from the date of the prospectus and warrants that are exercisable within 60 days from the date of the prospectus and warrants that are exercisable within 60 days from the date of the prospectus.  Revise the table to indicate the aggregate number of shares that each selling securityholder may acquire, absent contractual limitations on beneficial ownership such as the 4.99% limitation or other limitations such as within 60 days.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

10.         Although there is a footnote number (35) in the table next to the name of the selling securityholder, Donald L. Danks & Terri Danks TR Danks Family, there is no footnote (35).  Please revise.

 Response

The Registration Statement has been revised in compliance with the Staff’s comment.

11.         Unless there is more than one selling securityholder with the same name, it is unclear why there is more than one entry for selling securityholder in the table.  For example, refer to the two entries for Suzanne M. Harrison and the two entries for Westwood Kent in the table, and revise or advise.  We note that GEM added in response to prior comment 19 a section “Recent Financings” to describe how each selling securityholder acquired the securities being offered for resale.  Provide a cross reference here to that section.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Exhibit Index

12.         The exhibit index should include all exhibits filed with the initial registration statement and any subsequent amendment to the registration statement.  If applicable, indicate by footnote or otherwise that an exhibit has been filed previously.  We note that exhibit 23.1 filed with the initial registration statement is omitted from the exhibit index.  Please revise.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

Exhibits

13.         Notwithstanding the representation in response to prior comment 25 that GEM has filed the escrow agreement as an exhibit to the registration statement, the escrow agreement was not filed and is not included in the exhibit index.  Please file the escrow agreement in the next pre-effective amendment to the registration statement.

Response

The Escrow Agreement has been filed with this Amendment #2 and is now referred to in the Exhibit Index.

Exhibit 5.1

14.         The caption “Re:  Form S-1A Relating to 2007 Incentive Plan” is inapplicable to the offering under this registration statement.  Please revise.

Response

Exhibit 5.1 has been revised in compliance with the Staff’s comment.

15.         Revise the first paragraph to clarify that the 4,004,669 shares of common stock being registered under this registration statement include:

      ▪  447,749 shares of common stock.

     ▪  2,751,327 shares of common stock issuable upon exercise of warrants.

      ▪  805,593 shares of common stock issuable upon conversion of convertible notes.

Response

Exhibit 5.1 has been revised in response to the Staff’s comment.

16.         The third paragraph refers to shares “to be issued pursuant to the Agreement.”  Clarify to what agreement the opinion is referring.

Response

Exhibit 5.1 has been revised in response to the Staff’s comment

17.         The fourth paragraph states that “We…assumed that the provisions of the Nevada Revised Statutes are substantially the same as the California Corporations Code with respect to the subject matter of this opinion, and “We…express no opinion as to any laws other than those of the State of California and the federal laws of the Unites States.”  For equity securities, counsel must opine on the legality of the securities under the laws of that state in which the registrant is incorporated.  Since counsel may not “carve out” the law of the relevant jurisdiction or indicate that is not qualified to opine on that law, please revise.

Response

Exhibit 5.1 has been revised in response to the Staff’s comment.

18.         The fifth paragraph states that the opinion is provided to GEM for its benefit and “may not be relied upon by any other person.”  Since disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable, please revise.

Response

Exhibit 5.1 has been revised in response to the Staff’s comment.

19.         Counsel must consent also to being named in the registration statement.  See Rule 436 of regulation C under the Securities Act, and revise.

Response

Exhibit 5.1 includes counsel’s consent to being named in the registration statement

Undertakings, page 53

20.         Refer to prior comment 28.  As noted previously, the Rule 430A undertaking is inapplicable to this offering.  Please remove that undertaking that is in item (4) of the undertakings.

Response

The Registration Statement has been revised in compliance with the Staff’s comment.

On behalf of the Company, we have arranged for delivery to the attention of Edward M. Kelley of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.2, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

de Castro P.C.

By:	/s/ Audie J. de Castro
Audie J. de Castro